UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              Sanderson Farms, Inc.
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                     800013
                                 (CUSIP Number)

                              Joe F. Sanderson, Jr.
                               225 N. 13th Avenue
                            Laurel, Mississippi 39440
                                 (601) 649-4030
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 January 3, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box o.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800013

1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                  Joe F. Sanderson, Jr.

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                  (a) o
                  (b) o

3)       SEC USE ONLY


4)       SOURCE OF FUNDS (See Instructions)

                  Not applicable.

5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                2(D) OR 2(E)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States


                                    (7)     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                102,805shares  of Common  Stock,
                                            $1.00 par  value per share
                                            ("Common Stock")
OWNED BY
EACH                                (8)     SHARED VOTING POWER
REPORTING
PERSON                                      3,005,276 shares of Common Stock
WITH
                                    (9)     SOLE DISPOSITIVE POWER

                                            53,722 shares of Common Stock

                                    (10)    SHARED DISPOSITIVE POWER

                                            3,005,276 shares of Common Stock

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,219,620 shares of Common Stock

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  (See Instructions):

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24.79%

14)      TYPE OF REPORTING PERSON (See Instructions)

                  IN

                                  SCHEDULE 13D

Preliminary Statement

         The Reporting Person files this Amendment 2 to Schedule 13D to report the developments set forth in Items 5 and 6, to update the number of shares previously reported on Schedule 13D as beneficially owned by the Reporting Person, and to update Item 4.

ITEM 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, $1.00 par value per share (the "Common Stock"), of Sanderson Farms, Inc. a Mississippi corporation (the "Company"), whose principal executive offices are located at 225 N. 13th Avenue, Laurel, Mississippi 39440.

ITEM 2.  Identity and Background.

         (a)      This statement is filed on behalf of Joe F. Sanderson, Jr.

         (b) Mr. Sanderson's address is 225 N. 13th Avenue, Laurel, Mississippi 39440.

         (c) Mr. Sanderson is the President and Chief Executive Officer of the Company and the Chairman of the Board of Directors of the Company.

         (d) During the last five years, Mr. Sanderson has not been convicted in a criminal proceeding (excluding any traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Sanderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Sanderson is a United States citizen.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

ITEM 4.  Purpose of Transaction.

         On January 21, 1998, Mr. Sanderson was qualified as a co-executor of his father's estate (the "Estate") and therefore was deemed to have acquired the beneficial ownership of the Common Stock owned of record by the Estate. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Sanderson disclaims the beneficial ownership of those shares of Common Stock.

         Mr. Sanderson does not have any plans or proposals that relate to or would result in any of the following actions except as set forth below and in the last paragraph of Item 4:

         the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than the distribution of Common Stock held by the Estate to the heirs and legatees under the decedent's last will (which heirs and legatees are primarily the decedent's four children who include Mr. Sanderson and William R. Sanderson, the co-executors of the Estate) and other than sales of common stock from time to time to the extent required to pay obligations of the Estate, including the existing bank loan described in Item 6;

         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

         any material change in the present capitalization or dividend policy of the Company;

         any other material change in the Company's business or corporate structure;

         changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         any action similar to any of those enumerated above.

         Mr. Sanderson is an officer and director of the Company, as well as a Co-Executor of the Estate of Joe Frank Sanderson, and, as such, participates in deliberations of the Board of Directors and Executive Committee that could involve actions such as the foregoing from time to time; and, in keeping with his fiduciary duty as a Co-Executor of the Estate, makes proposals or recommendations to the Board of Directors and Executive Committee that could involve actions such as the foregoing from time to time.

ITEM 5.  Interest in Securities of the Issuer.

         (a) Mr. Sanderson is the beneficial owner of 3,219,620 shares of Common Stock, representing approximately 24.79% of the shares of Common Stock of the Company outstanding.

         (b) Of the 3,219,620 shares of Common Stock reported herein as beneficially owned by Mr. Sanderson, he is the record owner of 53,722 shares and, as such, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these shares.

         Mr. Sanderson is the beneficial owner of 49,083 shares allocated to his account in the Company's Employee Stock Option Plan ("ESOP") and has the sole power to vote or to direct the vote of these shares. The trustees of the ESOP share the power to dispose or to direct the disposition of these 49,083 shares.

         Mr. Sanderson may be deemed to be the beneficial owner of 2,854,672 shares as the co-executor of the Estate and, as such, shares with William R. Sanderson, as co-executors, the power to vote or to direct the vote and to dispose or to direct the disposition of these 2,854,672 shares.The amount reported in Amendment No. 1 as owned by the Estate was 3,229,672. On January 3, 2002, the Estate sold 320,000 shares of Common Stock at a price of $20.42 per share, which was the closing price per share on NASDAQ on January 2, 2002. The sale was consummated as a private transaction between the Estate and the Company under the Company's stock repurchase program. The Estate also sold a total of 55,000 shares of Common Stock in private transactions between the Estate and the Company under the Company's stock purchase program from time to time since Amendment No.1 to Schedule 13 D as follows: 15,000 shares at $10.00 per share on March 6, 2001, 10,000 shares at $13.50 per share on May 29, 2001; 5,000 shares at $11.34 per share on July 10, 2001; 5,000 shares at $14.10 per share on August 27, 2001; 5,000 shares at $14.00 per share on September 28, 2001; 5,000 shares at $14.00 per share on November 11, 2001; and 10,000 shares at $18.25 per share on December 12, 2001.

         Mr. Sanderson may be deemed to be the beneficial owner of 6,539 shares which are owned of record by his wife, and she has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these 6,539 shares.

         Mr. Sanderson may be deemed to be the beneficial owner of 150,604 shares owned of record by a charitable private foundation (the "Foundation") established by his father for which Mr. Sanderson serves as a director and, as such, shares with the other directors the power to vote or to direct the vote and to dispose or to direct the disposition of these 150,604 shares.

         Of the 3,229,620 shares reported herein as beneficially owned by Mr. Sanderson, 105,000 represent options to purchase shares of Common Stock that Mr. Sanderson owns pursuant to the Company's stock option plan. These options are currently exercisable at prices lower than the market price of the underlying shares.

         Pursuant to Rule 13d-4 under the Exchange Act, Mr. Sanderson disclaims the beneficial ownership of the 2,854,672 shares owned of record by the Estate, the 6,539 shares owned of record by his wife and the 150,604 shares owned of record by the Foundation.

         William R. Sanderson's business address is 225 N. 13th Avenue, Laurel, Mississippi 39440. He is the Director of Marketing for the Company and a member of the Board of Directors of the Company. During the last five years, William R. Sanderson has not been (a) convicted in a criminal proceeding (excluding any traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. William R. Sanderson is a citizen of the United States.

         (c) During the past sixty days, Mr. Sanderson has not effected any transactions involving the Common Stock of the Company, other than as described in Item 6.

         (d) The Estate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,854,672 shares owned of record by the Estate and reported herein as beneficially owned by Mr. Sanderson, and this interest relates to more than 5% of the class of Common Stock outstanding. Mr. Sanderson's wife has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 6,539 shares owned of record by her and reported herein as beneficially owned by Mr. Sanderson, and this interest does not relate to more than 5% of the class of Common Stock outstanding. The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 150,604 shares owned of record by the Foundation, and this interest does not relate to more than 5% of the class of Common Stock outstanding. Pursuant to Rule 13d-4, Mr. Sanderson disclaims the beneficial ownership of the shares described in this Item 5(d).

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Pursuant to a Pledge Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association (the "Lender") and the Co-executors of the Estate, solely in their capacities as co-executors, the Estate pledged 3,085,000 of its shares of Common Stock to secure its obligations under the Loan Agreement dated as of March 31, 1999 between the Lender and the Co-executors, solely in their capacities as co-executors. The Loan Agreement pertains to borrowings of $13,500,000, the proceeds of which were used primarily to pay estate taxes.

         On March 6, 2000, the Lender notified the Estate that it was in default under the Loan Agreement because the decline in market value of the Common Stock pledged as collateral for the Loan Agreement had caused the Estate to have insufficient collateral for the loan. Copies of the Loan Agreement and the related Pledge Agreement were filed as exhibits to the Schedule 13D filed by the Reporting Person on December 16, 1999 and are incorporated herein by reference. On March 21, 2000, the Estate paid in full all obligations under the Loan Agreement, using the funds made available under the Credit Agreement described in the following paragraph.

         On March 21, 2000, the Estate borrowed $13,500,000 from Harris Trust and Savings Bank and SunTrust Bank under a Credit Agreement of that date. The entire proceeds were used to pay off the Estate's loan from Bank of America National Trust and Savings Association. The loan under the Credit Agreement is secured by the Estate's pledge of all of the shares of Common Stock of the Company owned by the Estate. The new loan requires that the ratio of the principal amount of the loan, divided by the market value of the pledged Common Stock, not exceed 60%. In making this calculation, the value of the pledged Common Stock is its market value, except that if the market value is less than $5.00 per share the Common Stock is deemed to have no collateral value. In addition, in making this calculation the principal amount of the loan is reduced by any cash collateral held by the banks, and also by the principal amount of any guaranty of the loan that the Company may decide to provide to the banks. The Bank of America loan did not make provision for a guaranty by the Company. If a guaranty is provided by the Company, it will be released at the request of the Estate or the Company if, on the last day of any calendar quarter, the abovementioned ratio is 50% or less. The Estate has agreed to indemnify the Company against any loss from any such guaranty. Upon payment in full of the banks, the Company would succeed to the banks position as pledgee of the Common Stock, and the shares would secure the Estate's obligations to the Company.


         On March 30, 2001, the Estate entered into a First Amendment to the Credit Agreement and Term Notes between the Estate and the Banks. This amendment, among other things, provides for an extension of the first principal payment date from April 1, 2001 to April 1, 2002, and provides for the addition of certain real estate owned by the Estate as additional security for the loan. Pursuant to this amendment, the principal amount of the loan will be repaid in 16 consecutive quarterly installments beginning April 1, 2002, rather than 20 installments beginning April 1, 2000 as previously provided.

         On July 6, 2001, the Estate entered into a Second Amendment to the Credit Agreement and Term Notes between the Estate and the Banks. This amendment, among other things, provides for the release of certain real estate interests owned by the Estate and held by the Banks as security for the Notes. Subsequent to this Amendment, on July 30, 2001, the Estate requested and received a waiver from the Banks allowing the Estate to distribute the Estate's real estate interests to the beneficiaries of the Estate, which distribution was made on July 30, 2001.

         Description of the contents of any document referred to in this
Schedule 13D and filed as an exhibit hereto is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith.

ITEM 7.  Material to be Filed as Exhibits.


EXHIBIT 1 Loan Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association and Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased (incorporated by reference to Exhibit 1 to Schedule 13D filed by Joe F. Sanderson, Jr., on December 16,
            1999).

EXHIBIT 2 Pledge Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association and Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased (incorporated by reference to Exhibit 2 to Schedule 13D filed by Joe F. Sanderson, Jr., on December 16,
            1999).

EXHIBIT 3 Credit Agreement dated as of March 21, 2000 among Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased, and Harris Trust and Savings Bank and the lenders from time to time party thereto (incorporated by reference to Exhibit 1 to Amendment 1 to Schedule 13D filed by Joe
            F. Sanderson, Jr. on March 21, 2000).

EXHIBIT 4 Pledge Agreement dated as of March 21, 2000 by and between Joe Franklin Sanderson, Jr.and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased, and Harris Trust and Savings Bank, acting as agent thereunder for the lenders identified therein (incorporated by reference to Exhibit 2 to Amendment 1 to Schedule 13D filed by Joe F. Sanderson, Jr. on March 21,
            2000).

EXHIBIT 5   First  Amendment to Credit  Agreement and Term Notes dated March
            30, 2001 among Joe Frank Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Frank Sanderson, deceased, and Harris Trust and Savings Bank and SunTrust Bank (incorporated by reference to Exhibit 5 to Amendment 2 to schedule 13D filed by the Estate of Joe Frank Sanderson for March 30, 2001 with respect to Sanderson Farms, Inc.).

EXHIBIT 6   Second  Amendment to Credit  Agreement  and Term Notes dated July
            6, 2001 among Joe Frank  Sanderson, Jr. and William Ramon
            Sanderson, not individually but solely as co-executors of the Estate of Joe Frank Sanderson, deceased and Harris Trust and Savings Bank and SunTrust Bank (incorporated by reference to Exhibit 7 to Amendment 4 to Schedule 13D filed by the Estate of Joe Frank Sanderson for July 6, 2001, with respect to Sanderson Farms, Inc.).


EXHIBIT 7 Stock Purchase Agreement dated January 3, 2002 between Sanderson Farms, Inc. and Joe F. Sanderson, Jr. and William R. Sanderson, as Co-Executors of the Estate of Joe Frank Sanderson and not in their individual capacities (incorporated by reference to Exibit 7 to Amendment 4 to Schedule 13D filed by the Estate of Joe Frank Sanderson for January 3, 2002 with respect to Sanderson Farms, Inc.)




SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        /s/ Joe F. Sanderson, Jr.
                                        ------------------------------------
                                        Joe F. Sanderson, Jr.


                                        Dated: January 18, 2002